Exhibit 12.1
Cumulus Media Inc.
Computation of Ratio of Earnings to Fixed Charges

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Year Ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense	$166,110	$189,073	$81,938	$26,067	$22,182
Amortization of debt discount	9,919	10,131	4,801	1,250	1,079
Total fixed charges	$176,029	$199,204	$86,739	$27,317	$23,261

Earnings available for fixed charges:
Pre-tax (loss) income from continuing operations before adjustment for income or loss from equity investees	$(24,851)	$(146,602)	$(29,602)	$6,034	$(172,736)
Add: fixed charges	176,029	199,204	86,739	27,317	23,261
Less: preferred stock dividends	(10,676)	(21,432)	(6,961)	—	—
Total earnings available for fixed charges	$140,502	$31,170	$50,176	$33,351	$149,483

Ratio of earnings to fixed charges	*	*	*	1.22	*

* Earnings for the years ended December 31, 2013, 2012, 2011, and 2009 were inadequate to cover fixed charges. The coverage deficiency for these years was $35,527, $168,034, $36,653, $172,744, respectively. For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes, non-controlling interest, plus fixed charges. Fixed charges consist of interest expense and amortized discounts, and preference security dividend requirements.